

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

October 27, 2009

By U.S. mail and facsimile to (212) 291-9433

Mr. Ricardo Soler, Chief Financial Officer
Tenaris S.A.
46a, Avenue John F. Kennedy – 2nd Floor
L-1855 Luxembourg

      **RE: Tenaris S.A.
              Form 20-F for the fiscal year ended December 31, 2008
              File No. 1-31518**

Dear Mr. Soler:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

              Sincerely,

              Terence O'Brien
              Branch Chief